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Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

January 17, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Eileen Smiley

Re:	Morgan Stanley ETF Trust (the “Trust”) (File No. 333-276097)

Dear Ms. Smiley:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-14 relating to Eaton Vance Short Duration Income ETF (the “Acquiring Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2023 (the “Registration Statement”), in connection with the transfer of substantially all of the assets of Morgan Stanley Institutional Fund Trust – Short Duration Income Portfolio (the “Acquired Fund”) to the Acquiring Fund in exchange for the assumption by the Acquired Fund of the stated liabilities of the Acquiring Fund and shares of the Acquiring Fund having an aggregate net asset value (“NAV”) equal to the aggregate NAV of the Acquired Fund followed immediately by the distribution by the Acquired Fund to its shareholders of the portion of shares of the Acquiring Fund to which the shareholder is entitled in complete liquidation of the Acquired Fund, except as noted in the Registration Statement, (such transaction, the “Reorganization”), subject to approval by shareholders of the Acquired Fund. The Acquired Fund and Acquiring Fund are referred to herein together as the “Funds.”

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registration Statement on its behalf. Below, we describe the changes made to the Registration Statement in response to the Commission staff’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the proxy statement and prospectus that will be filed via EDGAR on or about January 17, 2024. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comment 1.	Please complete all empty or bracketed fields.

Response 1. The Trust confirms that all empty or bracketed fields will be completed.

Comment 2.	With respect to the answer to the question “What will happen if I do not have a brokerage account that can accept Acquiring Fund Shares at the time of the Reorganization” in the “Questions and Answers” section, please consider revising the disclosure such that the following statement appears in bold text for added emphasis: “In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses. In addition, the liquidation or transfer of your investment may be subject to tax.”

Response 2. The disclosure will be revised accordingly.

Comment 3.	With respect to the answer to the question “Are the fees and expenses of the Acquiring Fund expected to be lower than the fees and expenses of the Acquired Fund?” in the “Questions and Answers” section, please revise the disclosure to state whether the Board considered a comparison of the Funds’ gross expenses.

Response 3. The Trust believes that the current disclosure accurately reflects the information the Board considered in connection with its review and approval of the Reorganization. Accordingly, the Trust respectfully declines to make the requested change.

Comment 4.	The answer to the question “Will the Reorganization result in any federal tax liability to me?” in the “Questions and Answers” section, provides that “[i]f the Reorganization qualifies for tax-free treatment, Acquired Fund Shareholders would recognize no gain or loss for U.S. federal income tax purposes upon the exchange of Acquired Fund Shares for Acquiring Fund Shares pursuant to the Reorganization (except with respect to any cash received).” Please revise the disclosure to describe the anticipated tax consequences, if any, for IRA Shareholders resulting from the Reorganization.

Response 4. The disclosure will be revised accordingly.

Comment 5.	With respect to the answer to the question “How will the Reorganization affect me?” in the “Summary” section of the combined Proxy Statement and Prospectus, please consider revising the disclosure such that the following statement appears in bold text for added emphasis: “If you do not currently hold your shares of the Acquired Fund through a brokerage account that can hold shares of the Acquiring Fund, please see the separate Q&A that accompanies this combined Proxy Statement and Prospectus, for additional actions that you must take to receive shares of the Acquiring Fund as part of the Reorganization.”

Response 5. The disclosure will be revised accordingly.

Comment 6.	With respect to the answer to the question “What are the quorum and approval requirements for the Reorganization?” in the “Summary” section of the combined Proxy Statement and Prospectus, please revise the disclosure to state that no broker non-votes are expected in connection with the Meeting and that broker non-votes will not be included for quorum purposes.

Response 6. The disclosure will be revised accordingly.

Comment 7.	Please consider relocating the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Risks” section of the combined Proxy Statement and Prospectus to appear after the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Investment Objectives and Principal Investment Strategies” section of the combined Proxy Statement and Prospectus.

Response 7. The disclosure will be revised accordingly.

Comment 8.	The “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Risks” section of the combined Proxy Statement and Prospectus provides that “[t]here are other important differences between the principal risks of the Acquired Fund and the Acquiring Fund.” Please consider revising the disclosure to remove the word “important” from this sentence as the other differences between the Funds risks to not appear to be important and are not described as such elsewhere in the combined Proxy Statement and Prospectus.

Response 8. The disclosure will be revised accordingly.

Comment 9.	The “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Risks” section of the combined Proxy Statement and Prospectus includes the following statement: “Please refer to Appendix B to this combined Proxy Statement and Prospectus for more information regarding the Funds’ risks.” Please consider revising this sentence to refer shareholders to the Acquired Fund’s prospectus for more information regarding the Acquired Fund’s risks and to Appendix B for more information regarding the Acquiring Fund’s risks.

Response 9. The disclosure will be revised accordingly.

Comment 10.	With respect to the information included in the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus, please confirm that the fees presented are current and that there have not been any significant redemptions from the Acquired Fund since September 30, 2023 that would impact the fees presented. See Item 3 of Form N-14.

Response 10. The Trust confirms that the fees presented are current. Although the Acquired Fund has experienced redemptions since September 30, 2023, the Trust confirms that such redemptions have not impacted the fees presented.

Comment 11.	In the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus, please revise footnote 4 to the fee table to include the 12b-1 fee rate that has been approved for the Acquired Fund.

Response 11. The disclosure will be revised accordingly.

Comment 12.	In the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus, footnote 6 to the fee table states that “[t]he fee waivers and/or expense reimbursements will continue for at least one year from the date of the Acquired Fund’s Prospectus or until such time as the Acquired Fund Board acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate.” Please revise the disclosure here and elsewhere in the combined Proxy Statement and Prospectus where similar disclosure appears to include the specific date upon which the fee waiver expires.

Response 12. The disclosure will be revised accordingly.

Comment 13.	With respect to the information included in the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Fees and Expenses” section of the combined Proxy Statement and Prospectus, please confirm that all figures included in the expense example tables are accurate. For example, the Staff believes that the 10-year Class C figure should be $1,834, rather than $1,605.

Response 13. The Trust confirms that the figures presented are accurate. With respect to the 10-year Class C figure, the Trust notes that $1,605 is correct because after eight years, Class C shares of the Acquired Fund generally will convert automatically to Class A shares of the Acquired Fund. Accordingly, as noted in the disclosure, the example for Class C shares of the Acquired Fund reflects the conversion to Class A shares after eight years.

Comment 14.	In the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Investment Objectives and Principal Investment Strategies” section of the combined Proxy Statement and Prospectus, please consider revising the disclosure to include additional detail regarding the comparison of the Funds’ principal investment strategies and/or relocating the discussion that is currently included in Appendix B to the combined Proxy Statement and Prospectus to appear in the referenced section of the combined Proxy Statement and Prospectus.

Response 14. The Trust believes that the current disclosure accurately describes the Funds’ principal investment strategies and includes an appropriate level of detail regarding the comparison of the Funds’ principal investment strategies. Accordingly, the Trust respectfully declines to revise the disclosure in response to this comment.

Comment 15.	In the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Fundamental and Non-Fundamental Investment Policies” section of the combined Proxy Statement and Prospectus, please consider revising the disclosure to state that the Funds’ fundamental policies are materially the same as the Staff believes that the applicable policies appear to be more similar than “substantially similar” as they are currently described in the disclosure. To the extent there are any material differences between the Funds’ fundamental policies, please revise the disclosure to describe any such differences.

Response 15. The Trust believes that the current disclosure accurately describes the comparison of the Funds’ fundamental policies. Accordingly, the Trust respectfully declines to revise the disclosure in response to this comment.

Comment 16.	In the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Fundamental and Non-Fundamental Investment Policies” section of the combined Proxy Statement and Prospectus, with respect to the Acquiring Fund’s fundamental investment policy regarding industry concentration, please consider revising the disclosure to state that the Acquiring Fund “will not” rather than “may not” purchase any security if, as a result of that purchase, more than 25% of its total assets would be invested in securities of issuers within the same industry.

Response 16. The Trust supplementally confirms that the Acquiring Fund will not purchase any security if, as a result of that purchase, more than 25% of its total assets would be invested in securities of issuers within the same industry. However, the Trust respectfully notes that the current disclosure reflects the Acquiring Fund’s fundamental investment policy regarding industry concentration and such disclosure is consistent with that included in the Acquiring Fund’s registration statement on Form N-1A and with the fundamental investment policy of other series of the Trust. Accordingly, the Trust respectfully declines to make the requested change.

Comment 17.	In the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Fundamental and Non-Fundamental Investment Policies” section of the combined Proxy Statement and Prospectus, please consider relocating the “Additional Information About the Acquiring Fund’s Investment Policies and Limitations” section to be included in an appendix to the combined Proxy Statement and Prospectus.

Response 17. The Trust believes that the current location of the referenced disclosure which appears after the discussion of the Funds’ fundamental and non-fundamental investment policies is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 18.	In the “Comparison of Some Important Features of the Funds – Comparison of the Funds’ Fundamental and Non-Fundamental Investment Policies – Additional Information About the Acquired Fund’s Investment Policies and Limitations” section of the combined Proxy Statement and Prospectus, please consider removing the disclosure regarding interfund lending arrangements.

Response 18. The disclosure will be revised accordingly.

Comment 19.	In the answer to the question “Where can I find more financial and performance information about the Funds?” in the “Comparison of the Funds’ Income and Capital Gain Distribution Policies” section of the combined Proxy Statement and Prospectus, please consider including hyperlinks to the Acquired Fund’s prospectus and statement of additional information.

Response 19. The disclosure will be revised accordingly.

Comment 20.	Please supplementally explain whether the portfolio manager changes that went into effect on December 1, 2023 were made in anticipation of the Reorganization. Please also supplementally explain why the Acquired Fund and Acquiring Fund use different benchmarks (e.g., is this related to the Acquiring Fund’s ability to invest in high yield securities).

Response 20. The portfolio manager changes that went into effect on December 1, 2023 were not made in anticipation of the Reorganization but rather were made in connection with the retirement of one of the individuals who had previously served as a portfolio manager of the Acquired Fund.

The Acquiring Fund will use a different benchmark than the Acquired Fund because the investment team believes that the Bloomberg 1-5 Year U.S. Credit Index is a more appropriate benchmark for the Acquiring Fund based on its investment strategy than the Bloomberg 1-3 Year U.S. Government/Credit Index would be. For example and as highlighted in the Registration Statement disclosure, the Acquired Fund’s limitation on purchases of securities with remaining maturities of more than 5.25 years will be removed.

Comment 21.	The answer to the question “What are the tax consequences of the Reorganization” in the “Information About the Plan” section of the combined Proxy Statement and Prospectus states that “[n]otwithstanding the foregoing, no opinion will be expressed as to the tax consequences of the Reorganization on contracts or securities on which gain or loss is recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code, as to the IRA Shareholders exchanging their Acquired Fund Shares for R Shares of U.S. Government Money Market Trust, and as to the shareholders who do not hold their Acquired Fund Shares via a brokerage account that can accept shares of the Acquiring Fund on the Closing Date.” Please revise the disclosure to describe the anticipated tax consequences, if any, of the Reorganization for IRA Shareholders and for shareholders who receive cash rather than Acquiring Fund Shares. The Staff notes that the form of Dechert tax opinion filed as an exhibit to the Registration Statement does not appear to exclude from its scope the impact of any cash received in lieu of fractional shares of the Acquiring Fund.

Response 21. The disclosure will be revised accordingly.

Comment 22.	Please confirm that the “Consent of Dechert LLP” filed as an exhibit to the Registration Statement includes references to Dechert’s tax opinion and the use Dechert’s name with respect to the tax opinion.

Response 22. The Trust so confirms.

Comment 23.	Please revise the presentation of the signature page for the Registration Statement to include the following below the attorney-in-fact’s signature “Signed by Attorney-in-Fact for each of the Trustees Named Above.”

Response 23. The Trust will revise the signature page in future registration statement filings accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai